FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
Registration number: 1968/004880/06
ISIN: ZAE000018123 JSE Code: GFI
("Gold Fields" or the "company")
GOLD FIELDS BOARD URGES SHAREHOLDERS TO REJECT HARMONY
OFFER AND TO VOTE FOR THE REVERSE TAKEOVER OF IAMGOLD TO
CREATE GOLD FIELDS INTERNATIONAL
Statement by the Gold Fields Board
NOVEMBER 19
TH
2004,
"GOLD FIELDS IS A COMPELLING INVESTMENT WITH SIGNIFICANT OPPORTUNITY"
The Board of Gold Fields (the `Board') wishes to re-affirm its commitment to a sustainable and active strategy for growth and value creation for shareholders. Gold Fields is in robust financial health: liquid, unhedged and internationally diversified.
Our sustainable cost reduction and revenue enhancement programmes in South Africa, introduced earlier this year and designed to generate annual cost savings of R300 million and a revenue uplift of R400 million, are already beginning to generate improved margins and higher operating profits.
Our international portfolio is developing rapidly. We have a low risk, high impact project pipeline as well as a highly prospective exploration programme with projects in all of the major exploration regions of the world. We are well positioned to produce an additional 1.5 million ounces per annum within five years from our existing pipeline of international growth projects
.
Page 1 11/19/2004

The prospects for the continued, sustainable generation of further shareholder value through the growth of Gold Fields, both in South Africa and internationally, are exciting.
Therefore the Board is committed to providing Gold Fields shareholders with alternative options to the unsolicited and value destroying offer from Harmony, and to continue to maximise
value for all Gold Fields' shareholders.
The proposed reverse takeover of IAMGold by Gold Fields, to create Gold Fields International as the 70% owned and controlled international subsidiary and growth vehicle of Gold Fields, is part of the ongoing internationalisation strategy of Gold Fields, aimed at creating a truly competitive global player in the gold industry. The Board is unwavering in its belief in the benefits, strategic rationale and value of the proposed transaction for Gold Fields' shareholders.
However, given the recent unexpected relaxation of South African exchange control legislation, it is clear that some shareholders now have reservations about the terms of the proposed transaction. Shareholders should also be aware that Norilsk Nickel has provided Harmony with an irrevocable undertaking to vote their 20% stake in Gold Fields against the completion of the transaction.
Based on our agreement with IAMGold, dated 30
th
September 2004, Gold Fields is committed to
bringing the transaction to a vote of Gold Fields' shareholders and using its reasonable commercial endeavours to obtain shareholder approval by the required majority of 50%.
If the vote of shareholders on December 7
th
is in favour of the transaction, then IAMGold will be
renamed Gold Fields International and become the 70% owned and controlled international subsidiary and growth vehicle of Gold Fields.
Although we remain committed to the creation of Gold Fields International through the reverse takeover of IAMGold, our internationalisation strategy does not depend on it.
Should Gold Fields' shareholders vote against the transaction, then, following the termination of
Gold Fields' agreement with IAMGold in accordance with the terms of that agreement, and subject to the necessary approvals, the Board will move rapidly to implement alternative strategies to ensure that the inherent value of Gold Fields' international assets can be secured for
Gold Fields' shareholders, rather than for the benefit of Harmony's shareholders.
In conclusion, Gold Fields acknowledges the concerns of the shareholders of both Gold Fields and Harmony; of our employees and their unions; and of the South African Government: that the current situation is bad for both companies, bad for employees, bad for the gold mining industry,
Page

11/19/2004

and bad for South Africa. The Harmony offer in its current form is high risk for all stakeholders;
value destroying for both Gold Fields and Harmony shareholders; and most certainly not in the best interests of Gold Fields shareholders. The offer is coercive and undermining of the most basic principles of shareholder democracy.
The Board has repeatedly called on Harmony to withdraw its two-stage offer and so to create an appropriate environment for constructive talks to take place. To date no such gesture of goodwill has been forthcoming from Harmony.
From 18 October, the date of the announcement of the hostile offer, to the close of business in
Johannesburg on 16 November 2004, more than R10 billion rand of shareholder value has been destroyed as the share prices of both Harmony and Gold Fields have plummeted, despite the strongly rising gold price.
Your Board is committed to maximize value for Gold Fields' shareholders.
We urge you to support our continued efforts in this regard.
We urge you:
· to protect the value you have in your Gold Fields shares;
· to reject Harmony's derisory offer; and
· not to tender your shares to Harmony.
Ian Cockerill,
Chief Executive Officer
On behalf of the Gold Fields Board:
C M T Thompson* (Chairman) B R van Rooyen
A J Wright (Deputy Chairman) C I von Christierson
I D Cockerill†
(Chief Executive Officer) *Canadian,
†British,
‡American,
#
Ghanaian.
K Ansah
#
G J Gerwel
N J Holland†
(Chief Financial Officer)
J M McMahon†
G R Parker‡
R L Pennant-Rea†
P J Ryan
T M G Sexwale
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11/19/2004

Joint Financial Advisors to Gold Fields
Goldman Sachs International
JPMorgan
Sponsor to Gold Fields
JPMorgan
Corporate law advisors and consultants to
Gold Fields
Edward Nathan & Friedland (Pty) Limited
Corporate Law Advisors and Consultants
(Registration number 1999/026464/21)
Important information:
In the United States, Gold Fields Limited ("Gold Fields") has filed a
Solicitation/Recommendation Statement with the Securities and Exchange
Commission (the "SEC") on Schedule 14D-9 and holders of the Gold Fields
Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC's website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC's website.
The directors of Gold Fields accept responsibility for the information contained in this document. To the best of their knowledge and belief
(having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
Copies of this document are not being made available, and must not be mailed, forwarded, transmitted or otherwise distributed or sent in or into Australia, Canada, Japan, the Republic of Ireland or any other jurisdiction in which it is illegal to make this document available and persons receiving this document (including custodians, nominees and trustees) must not distribute, forward, mail, transmit or send it in or into or from Australia, Canada, Japan, the Republic of Ireland or any
such other jurisdiction.
This advertisement contains forward-looking statements with respect to
Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements are subject to a number of risks and uncertainties and the events discussed herein may not occur.
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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 18 November 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
Relations and Corporate Affairs